BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.           Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
900 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.           Date of Material Change

The date of the material change is August 3, 2011.

3.           News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:                               August 3, 2011

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4.           Summary of Material Change

Yukon-Nevada Gold Corp. (the “Company”) announces Forward Gold Purchase Agreement with Deutsche Bank, AG.

5.           Full Description of Material Change

The Company announces that it is currently negotiating a Forward Gold Purchase Agreement (the “Agreement”) with Deutsche Bank AG, London Branch (“Deutsche Bank”), a leading global provider of financial solutions. Subject to satisfaction of all closing conditions and internal approval requirements, Deutsche Bank will fund a US$120 million prepaid gold forward facility (the “Gold Facility”) to Queenstake Resources USA, Inc. (“Queenstake”), a subsidiary of the Company.

The facility is a forward contract currently structured to deliver 173,880 ounces of gold over a 48 month term (the “Transaction”). The schedule of gold payments is set forth as follows: during the first six (6) months of the term, 1,000 ounces per month; for the next six (6) months of the term, 2,000 ounces per month; for the final 36 months of the term, 4,330 ounces per month. The 173,880 ounces of gold that have been committed under this gold facility represent approximately 5.1% of the total gold resources at Queenstake’s wholly-owned Jerritt Canyon property in Nevada, USA. Subsequent to the receipt of the US$120 million prepayment the remainder of the purchase price for the gold will be paid to Queenstake upon completion of the monthly gold deliveries to Deutsche Bank and will be equal to the amount that the gold price exceeds US$850 and up to a maximum gold price of US$1,700.

Certain components within the Agreement, such as gold pricing valuations, will be finalized at the time of prepayment, which is anticipated to occur around August 12, 2011. As such, a subsequent news release regarding the Agreement will be issued upon the date of prepayment with the minimum and maximum gold prices per ounce expressed. There is no interest payable to the Deutsche Bank during the term of the facility.

Robert Baldock, President and CEO, states, “We are very pleased to be entering into this gold forward facility with Deutsche Bank, one of the world's most reputable leaders in the global commodities market. This gold loan facility will address all of our capital needs for the Jerritt Canyon winterization and other announced cap-ex programs which will enable us to achieve our production targets, increase profitability and create lasting value for our shareholders."

The repayment of the Gold Facility will be guaranteed by the Company and various subsidiaries and will involve the registration of various charges against the Company’s assets in favour of Deutsche Bank. To enable the grant of the requisite security, approximately $26 million of the proceeds of the Loan will be used to repay the senior secured notes issued to note holders led by Sprott Asset Management LP in August 2010. The remainder of the proceeds are to be used for the capital expenditures at the Jerritt Canyon property, including the winterization of the processing facility, construction of the tailings storage facility and development of the existing underground and open pit mines in addition to further improvements to the gold production processes to enhance throughput at the mill.

As Deutsche Bank currently holds securities representing more than 10% of the Company’s issued and outstanding voting securities (making it an insider of the Company within the meaning of TSX policies and applicable securities regulations) and as the value of the Transaction is greater than 10% of the Company’s market capitalization (assuming a current market capitalization of approximately CDN$423 million based on a share price of CDN$0.455), disinterested shareholder approval of the Transaction is required pursuant to Section 501(c) of the TSX’s Company Manual. The Company expects to obtain the requisite shareholder approval by means of written consents from holders of more than 50% of the Company’s voting securities (excluding those held by Deutsche Bank) pursuant to Section 604(d) of the TSX Company Manual.

6.           Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.           Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.           Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:                                                   Robert F. Baldock, President and CEO
Bus. Tel:                                               (604) 688-9427

9.           Date of Report

Dated at Vancouver, BC this 3rd day of August, 2011.

“Robert F. Baldock”
Robert F. Baldock, President and CEO